

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2016

Via E-mail
Mr. Michael Ahlin
Chief Executive Officer
5330 South 900 East, Suite 280
Murray, Utah 84117

> **Re:** **Inception Mining, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed May 3, 2016**
> **File No. 000-55219**

Dear Mr. Ahlin:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ John Reynolds
>
> John Reynolds
> Assistant Director
> Offices of Beverages, Apparel and Mining